[This reference is to an article from the Wall Street Journal available at https://www.wsj.com/articles/tesla-executives-step-away-adding-to-auto-makers-challenges-1526254993?mod=trending_now_2]

[This reference is to an article from CNBC available at https://www.cnbc.com/2018/05/13/tesla-board-is-facing-shareholder-scrutiny--heres-why.html?__source=sharebar|twitter&par=sharebar]

[This reference is to an article from Wired.com available at https://www.wired.com/story/tesla-elon-musk-investors-board-vote/?mbid=social_twitter_onsiteshare]

[This reference is to an article from Business Insider available at http://markets.businessinsider.com/news/stocks/tesla-analyst-called-out-by-elon-musk-defends-question-2018-5-1023875565 ]

[This reference is to an article from Bloomberg available at https://www.bloomberg.com/news/articles/2018-05-09/tesla-s-board-keeps-facing-investor-grievances-quicktake-q-a ]

[This reference is to an article from the Wall Street Journal available at https://www.wsj.com/articles/pension-fund-adviser-urges-no-votes-against-three-on-tesla-board-1525875876 ]

[This reference is to an article from Bloomberg available at https://www.bloomberg.com/news/articles/2018-05-09/tesla-urged-to-raise-its-game-as-activist-seeks-board-shakeup ]